

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 6, 2014

Via E-Mail
Roy Golan
Vice President – Finance
NeuroDerm Ltd.
Ruhrberg Science Building
3 Pekeris St.
Rehovot 7670203, Israel

  Re: **NeuroDerm Ltd.**
    Amendment No. 1 to
    Confidential Draft Registration Statement on Form S-1
    Submitted May 23, 2014
    CIK No. 0001598696

Dear Mr. Golan:

  We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Application of Critical Accounting Policies and Estimates
Share-Based Compensation, page 68

1. Please refer to prior comment 18. Please note that we are deferring a final evaluation of any stock compensation and other costs for future equity issuances including options, warrants, ordinary shares, and preference shares until the amendment containing the estimated offering price is filed.

Notes to Consolidated Financial Statements
Note 2-Summary of Significant Accounting Policies
h. Convertible loans and warrants issued to investors, page F-11

2. Please refer to prior comment 34. Please explain how you determined the accretion of interest under the effective interest method as required by paragraph 47 of IAS 39. Quantify these amounts for each period presented and tell us where they are disclosed in your filing.

3. Please refer to prior comment 36. Please provide us your analysis supporting your conclusion that all market inputs were not observable, principally the value of the Company, and thus amortization of the Day 1 Loss was not appropriate. Tell us your consideration of the information gathered during your IPO planning process, as well as the information provided in the response to comment 18, in reaching this conclusion. Also, provide a summary of convertible debt for each period presented that shows the host contracts and offsetting Day 1 Losses. In addition, reconcile the unrecognized Day 1 Loss disclosed on page F-26 to the information disclosed on page F-19.

Note 16-Loss per Ordinary Share, page F-33

4. Please refer to prior comment 38. Please disclose that the holders of the A1 and A2 ordinary shares have no contractual obligation to share in the Company's losses and are not required to fund these losses in any way.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Frank Wyman at (202) 551-3660 or Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Amy Reischauer at (202) 551-3793, John Krug at (202) 551-3862, or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ *Daniel Greenspan for*

Jeffrey P. Riedler
Assistant Director

cc: <u>Via E-Mail</u>
       Colin Diamond, Esq.
       White & Case LLP
       1155 Avenue of the Americas
       New York, NY 10036